05005569


82-03138
SEC MAIL
RECEIVED
FEB 03 2005
WASH. D.C.
185

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
BAE SYSTEMS plc
2. Name of shareholder having a major interest
BRANDES INVESTMENT PARTNERS, L.P.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
SHAREHOLDER NAMED IN 2 ABOVE
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 435 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired
N/A
6. Percentage of issued class
N/A

SUPPL

7. Number of shares / amount of stock disposed
N/A
8. Percentage of issued class
N/A
9. Class of security
Ordinary shares of 2.5 pence each
10. Date of transaction
NOT DISCLOSED. FIGURES GIVEN AS AT 14 JANUARY 2005

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

11. Date company informed
24 JANUARY 2005
12. Total holding following this notification
228,384,497 ORDINARY SHARES
41,945,344 AMERICAN DESPOSITARY RECEIPTS (representing 167,781,376 underlying ordinary shares)
13. Total percentage holding of issued class following this notification
13.0%
14. Any additional information
Notification received under s198 CA85
15. Name of authorised company official responsible for making this notification
Ann-Louise Holding, Assistant Company Secretary (01252 373232)
16. Date of notification
24 JANUARY 2005

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